# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212 739-6400; OrbiMed Capital GP X LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212 739-6400; OrbiMed Capital GP X, LP, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 266,306; sole dispositive power 0; shared dispositive power 266,306; aggregate amount beneficially owned 266,306 (9.97% of the class)
- OrbiMed Capital GP X LLC (CIK 0002140741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 233,019; sole dispositive power 0; shared dispositive power 233,019; aggregate amount beneficially owned 233,019 (8.73% of the class)
- OrbiMed Capital GP X, LP (CIK 0002148682): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 233,019; sole dispositive power 0; shared dispositive power 233,019; aggregate amount beneficially owned 233,019 (8.73% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,287; sole dispositive power 0; shared dispositive power 33,287; aggregate amount beneficially owned 33,287 (1.25% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors LLC ("OrbiMed Advisors") is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed Capital GP X LLC ("OrbiMed GP") is a limited liability company organized under the laws of Delaware.
OrbiMed Capital GP X, LP ("GP LP") is a limited partnership organized under the laws of Delaware.
OrbiMed Genesis GP LLC ("OrbiMed Genesis" and together with OrbiMed Advisers, OrbiMed GP and GP LP, the "Reporting Persons") is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
GP LP is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 27, 2026, a wholly owned subsidiary of VYNE Therapeutics Inc. ("VYNE") merged with and into the Issuer with the Issuer continuing as a wholly owned subsidiary of VYNE and the surviving corporation of the merger (the "Merger") under the name "Yarrow Bioscience Operating Company Corp." In connection with the Merger, OrbiMed Private Investments X, LP ("OPI X") received 233,019 Shares and pre-funded warrants ("Warrants") to purchase 4,084,827 Shares, and OrbiMed Genesis Master Fund, L.P. ("Genesis") received 33,287 Shares and Warrants to purchase 583,545 Shares. The Warrants contain an exercise limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants (the "Blocker"). The exercise price of the Warrants is $0.0001 per Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Statement on Schedule 13D relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons' respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 2,669,788 Shares as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on July 30, 2026.

As of the date of this filing, OPI X, a limited partnership organized under the laws of Delaware, holds 233,019 Shares constituting approximately 8.73% of the issued and outstanding Shares, and Warrants to purchase 4,084,827 Shares that are not exercisable due to the Blocker. OrbiMed GP is the general partner of GP LP pursuant to the terms of the limited partnership agreement of GP LP, GP LP is the general partner of OPI X, and OrbiMed Advisors is the managing member of OrbiMed GP pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors, OrbiMed GP, and GP LP share power to direct the vote and disposition of the Shares held by OPI X and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI X. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, W. Carter Neild, and Geoffrey C. Hsu, each of whom disclaims beneficial ownership of the Shares held by OPI X.

In addition, OrbiMed Advisors, OrbiMed GP, and GP LP, pursuant to their authority under the limited partnership agreements of OPI X, caused OPI X to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 33,287 Shares constituting approximately 1.25% of the issued and outstanding Shares, and Warrants to purchase 583,545 Shares that are not exercisable due to the Blocker. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, W. Carter Neild, and Geoffrey C. Hsu, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of GP LP pursuant to the terms of the limited partnership agreement of GP LP and GP LP is the general partner of OPI X. Pursuant to this agreement and relationship, GP LP has discretionary investment management authority with respect to the assets of OPI X. Such authority includes the power to vote and otherwise dispose of securities held by OPI X. The number of outstanding Shares of the Issuer attributable to OPI X is 233,019 Shares, which amount excludes Warrants to purchase 4,084,827 Shares that are not presently exercisable. OrbiMed GP and GP LP, pursuant to their authority under the limited partnership agreement of OPI X, may be considered to hold indirectly 233,019 Shares, which amount excludes the Warrants not presently exercisable.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 33,287 Shares, which amount excludes Warrants to purchase 583,545 Shares that are not presently exercisable. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 33,287 Shares, which amount excludes the Warrants not presently exercisable.

OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors, OrbiMed GP, and GP LP have discretionary investment management authority with respect to the assets of OPI X. OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP LP to vote and otherwise dispose of securities held by OPI X and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI X is 233,019 Shares and the number of Shares attributed to Genesis is 33,287 Shares, which in each case, excludes the Warrants held by OPI X and Genesis that are not presently exercisable due to the Blocker.

Mona Ashiya ("Ashiya"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, which will in turn ensure that such securities or economic benefits are provided to OPI X.

Lock-Up Agreement

Ashiya entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which, among other things, Ashiya agreed that she will not, during the period beginning on the closing of the Merger and ending 180 trading days thereafter (the "Lock-Up Period"), directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares owned or hereafter acquired by Ashiya or with respect to which Ashiya has or hereafter acquires the power of disposition (including, without limitation, Shares or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Act and securities which may be issued upon exercise of a stock option or warrant by Ashiya or any other securities so owned convertible into or exercisable or exchangeable for Shares; (2) enter into any swap, short sale, hedge or other agreement that transfer, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction described in clause (1) or this clause (2) is to be settled by delivery of Shares or such other securities, in cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares; (4) except for any support agreement entered into as of the date hereof by Ashiya with VYNE and the Issuer, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Shares; or (5) publicly disclose the intention to do any of the foregoing. After the Lock-Up Period expires, Ashiya's Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP X LLC, OrbiMed Capital GP X LP, and OrbiMed Genesis GP LLC.

2. Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-38356), filed with the SEC on July 27, 2026.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (08/05/2026)
- OrbiMed Capital GP X LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (08/05/2026)
- OrbiMed Capital GP X, LP: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (08/05/2026)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (08/05/2026)